FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




(Mark One)

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934


                   For the fiscal year ended March 31, 2000


                                       OR


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 33-98288


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              Piercing Pagoda, Inc. Employee Stock Purchase Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                              Piercing Pagoda, Inc.
                                3910 Adler Place
                               Bethlehem, PA 18017

Independent Auditors' Report



To the Compensation Committee of the
Board of Directors of Piercing Pagoda, Inc.

We have audited the accompanying statements of financial condition of the Piercing Pagoda, Inc. Employee Stock Purchase Plan (the "Plan") as of March 31, 2000 and 1999, and the related statements of income (deductions) and changes in plan equity for each of the years in the three-year period ended March 31, 2000. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of March 31, 2000 and 1999, and the income (deductions) and changes in plan equity for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




Allentown, Pennsylvania                         KPMG LLP
June 2, 2000

                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                        Statements of Financial Condition

                             March 31, 2000 and 1999



                                                                    2000    1999
Assets
  Investment in Piercing Pagoda, Inc. common stock
    (74,744 and 47,794 shares, cost of $778,480 and
    $547,344, at March 31, 2000 and 1999, respectively)        $ 999,701 427,159

  Participant contributions receivable from Piercing
    Pagoda, Inc.                                                 83,090   70,021
                                                               -------- --------

Total assets                                                $ 1,082,791  497,180
                                                              ==================

Equity
  Plan equity                                               $ 1,082,791  497,180
                                                              ==================


See accompanying notes to financial statements.

                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

         Statements of Income (Deductions) and Changes in Plan Equity

                  Years ended March 31, 2000, 1999 and 1998



                                                       2000       1999      1998
                                                       ----       ----      ----

Income (deductions):
  Participant contributions                         $ 334,602    303,790   216,363
  Unrealized appreciation (depreciation)
    on common stock                                   341,406   (340,969)  121,258
  Realized gains on distributions                      10,126      9,752    20,724
  Distributions to Plan participants,
     at market value                                 (100,523)   (58,180)  (53,485)
                                                    ---------    -------

Increase (decrease) in plan equity                    585,611    (85,607)  304,860

Plan equity at beginning of period                    497,180    582,787  _277,927
                                                     --------   --------   -------

Plan equity at end of period                      $ 1,082,791    497,180   582,787
                                                    =========    =======   =======

See accompanying notes to financial statements.

                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements

                          March 31, 2000, 1999 and 1998


 (1)  Description of the Plan

      The following description of the Piercing Pagoda, Inc. Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

      The purpose of the Plan is to encourage and assist employees of Piercing Pagoda, Inc. (the "Company") and its subsidiary, by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock at a discount. A maximum of 144,000 shares of common stock may be purchased under the Plan. The Plan was adopted by the Board of Directors in October 1995 and was approved by the stockholders of the Company in September 1996. The Plan began operations on November 1, 1995.

 (2)  Summary of Significant Accounting Policies

      Basis of Accounting

      The financial statements of the Plan are prepared on the accrual basis of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation

      Investments, consisting of Piercing Pagoda, Inc. common stock, are stated at market value based upon available market quotations. Market value was $13.375 and $8.9375 per share at March 31, 2000 and 1999, respectively. The cost values of investments under the Plan are calculated using an average cost methodology.

      Fiscal Year

      The Plan's fiscal year ends March 31st.

      Administrative Expenses

      All administrative expenses of the Plan are paid for by the Company.

                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   Notes to Financial Statements, Continued

                          March 31, 2000, 1999 and 1998


      Federal Income Tax

      The Plan is intended to qualify as an "employee stock purchase plan" under Sections 421 and 423 of the Internal Revenue Code of 1986. Under existing federal income tax laws, the Plan is not subject to federal income tax. When any shares of stock are sold by a participant, any gain or loss must be recognized by that participant.

      Stock Split

      In June 1998, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend payable to shareholders of record on July 31, 1998, payable on August 13, 1998. All share and per share amounts have been restated to reflect the stock split.


 (3)  Purchase and Distribution of Shares

      Purchases are made by the Plan quarterly with the shares purchased deposited into a brokerage firm account maintained for the Plan. The common stock is purchased at a price equal to the lower of 85% of the closing market price on the Nasdaq market on the first or last day of the purchase period.

      In the event of the termination of a participant's employment for any reason, including retirement or death, all shares of common stock then held for his or her benefit shall be registered in such individual's name. Any amounts credited to such individual prior to the purchase of common stock shall be refunded, without interest, to such individual. Additionally, participants may elect, in accordance with Plan provisions, to have common stock registered in the participant's name or have the Plan sell shares credited to their account and receive cash.

 (4)  Participant Contributions Receivable

      Participant contributions receivable from the Company represents payroll deductions for the most recent purchase period for which a stock purchase has not yet been made and deductions which are less than the cost of one share of common stock that will be carried forward for use in purchasing shares on the next quarterly purchase date.

                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   Notes to Financial Statements, Continued

                          March 31, 2000, 1999 and 1998



 (5)  Unrealized Appreciation

      Changes in unrealized appreciation in common stock of the Plan are as follows:

                                                  2000        1999     1998
                                                  ----        ----     ----
      Unrealized appreciation:
         Beginning of period                 $(120,185)  $ 220,784   $99,526
         End of period                         221,221    (120,185)  220,784
                                               -------    ---------  -------

         Change in unrealized appreciation   $ 341,406   $(340,969) $121,258
                                               =======    =========  =======



 (6)  Realized Gains on Distributions

      The realized gains on distributions of common stock as a result of participant withdrawals is as follows:

                                                  2000        1999     1998
                                                  ----        ----     ----
  Value of shares distributed:
         Market value                        $ 100,523    $ 58,180  $ 53,485
         Cost basis                             90,397      48,428    32,761
                                               -------      ------    ------

         Realized gains on distributions
           to participants                   $  10,126     $ 9,752  $ 20,724
                                                ======       =====    ======
